HOTH THERAPEUTICS, INC.

1 Rockefeller Plaza, Suite 1039

New York, New York 10020

January 3, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Vanessa Robertson
Kevin W. Vaughn

Re:	Hoth Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 30, 2022
File No. 001-38803

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Hoth Therapeutics, Inc., a Nevada corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 7, 2022 (“Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Results of Operations

Research and Development Expenses, page 45

1.	Please disclose the costs incurred during each period presented for each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations.

Response:

The Company intends to include disclosure regarding the costs incurred for each of its key research and development projects, including such quantitative and/or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred, during each of the fiscal years ended December 31, 2022 and 2021 in its Annual Report on Form 10-K for the fiscal year ending December 31, 2022 (the “2022 Annual Report”).

By way of example, the Company intends to include disclosure similar to the below in the 2022 Annual Report for the fiscal years ended December 31, 2022 and 2021.

For the year ended December 31, 2021, research and development expenses were approximately $7.5 million, of which approximately $0.2 million was related to licenses acquired and approximately $7.4 million was related to other research and development expenses. Specifically, during the year ended December 31, 2021, our research and development costs consisted primarily of the following costs for each of our key research and development projects: (i) BioLexa, approximately $1.7 million related to clinical trial costs; (ii) HT-001, approximately $4.1 million related to manufacturing, preclinical and clinical activities; (iii) HT-002, approximately $56,000 related to sponsored research; (iv) HT-003, approximately $0.4 million related to preclinical studies; (v) HT-004, approximately $17,000 related to sponsored research; (vi) HT-006, approximately $51,000 related to sponsored research; (vii) GW breath based diagnostic device, approximately $0.3 million related to research and development with respect to the design of device; and (viii) HT-KIT, approximately $0.4 million related to research and development manufacturing. In addition to the foregoing, we also incurred fees of approximately $0.2 million payable to members of our scientific advisory board for services.

Sincerely,

Hoth Therapeutics, Inc.

/s/ Robb Knie
By:	Robb Knie
Title:	Chief Executive Officer